Exhibit 99.1

MEDIA RELEASE

February 6, 2024

Algoma Steel Group Reports Fiscal Third Quarter 2024 Financial

Results

Steel Shipments and Adjusted EBITDA In-line with Previously Announced Expectations

Delivered Year-over-year Improvement Across Nearly All Metrics

Provides Further Update on Coke-Making Utilities Structure Collapse

Reiterated Outlook on Transformative EAF Project with $509.9 Million Invested to Date and

86% of Anticipated Costs Under Contract

SAULT STE. MARIE, ONTARIO (February 6, 2024) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal third quarter ended December 31, 2023.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Fiscal 2024 to Fiscal 2023 Third Quarter Comparisons

•	Consolidated revenue of $615.4 million, compared to $567.8 million in the prior-year quarter.

•	Consolidated loss from operations of $36.9 million, compared to a loss from operations of $65.7 million in the prior-year quarter.

•	Net loss of $84.8 million, compared to a net loss of $69.8 million in the prior-year quarter.

•	Adjusted EBITDA of $(1.0) million and Adjusted EBITDA margin of (0.2)%, compared to $(35.9) million and (6.3)% in the prior-year quarter (See “Non-IFRS Measures” below).

•	Cash flows used in operations of $47.4 million, compared to cash flows used in operations of $128.6 million in the prior-year quarter.

•	Shipments of 516,068 tons, compared to 458,341 tons in the prior-year quarter.

•	Completed extensive planned seasonal maintenance on time and within budget.

•	Paid quarterly dividend of US$0.05/share.

In addition, subsequent to the quarter end, the Company restored partial coke-making capabilities and completed necessary repairs at the blast furnace, following operational challenges related to the unexpected collapse of a structure supporting utilities piping at the coke-making plant on January 20, 2024.

Michael Garcia, the Company’s Chief Executive Officer, commented, “We delivered results in the fiscal third quarter that were consistent with our previously disclosed outlook, accomplished against a challenging backdrop that included the remaining impact of the UAW strike and a heavy seasonal maintenance quarter. Improved market fundamentals coupled with the settlement of the strike in October led to a rebound in pricing which based on the lagging nature of our order book is expected to positively impact pricing realizations beginning in our fiscal fourth quarter.”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Mr. Garcia added, “As an update to our January 20th and January 23rd announcements regarding the collapse of a structure supporting utilities piping at our coke-making plant corridor, limited coke making operations continue and, as we develop our revised production plan, we will continue to evaluate our requirement for purchased coke to supplement our current inventories. We’ve finished all of the necessary repairs at the blast furnace following the related operational outage and have begun gradually restarting the furnace, increasing energy input as conditions permit. Based on our current assessment, we anticipate producing usable hot metal within the next seven days. We aim to return to full production within the next two weeks. The outage at the blast furnace and limited coke production are collectively expected to negatively impact shipments, costs and profitability in the fourth fiscal quarter.”

“Our transformative EAF project continues to advance in line with our expectations with commissioning expected to start by late 2024. As of December 31, 2023, we had invested a total of $509.9 million in its development, which represents approximately 60% of the anticipated total project cost. Importantly, project commitments to date total approximately $750 million with approximately 7% tied to time and material contracts, while the balance is fixed price in nature. We expect to contract the majority of the remaining costs by the end of the current quarter. We look forward to what promises to be an important and exciting year in the story of Algoma.”

Third Quarter Fiscal 2024 Financial Results

Third quarter revenue totaled $615.4 million, compared to $567.8 million in the prior year quarter. As compared with the prior year quarter, steel revenue was $556.9 million, compared to $512.0 million, and revenue per ton of steel sold was $1,192, compared to $1,239. Loss from operations was $36.9 million, compared to a loss of $65.7 million in the prior-year quarter.

The year over year improvement was primarily due to increased steel shipment volumes as a result of improved market conditions and resolving the temporary downstream finishing constraints for plate that occurred during the three-month period ended December 31, 2022. Further, higher cost of steel revenue as a result of increased shipment volumes was partially offset by a decrease in pricing for natural gas, purchased coke, alloys and power.

Net loss in the third quarter was $84.8 million, compared to a loss of $69.8 million in the prior-year quarter. The increase was primarily due to the change in fair value of warrant liabilities, share-based compensation liabilities, and earnout liabilities, a decrease in income tax recovery, an increase in foreign exchange losses, and an increase in financing charges, which more than offset the improvements in loss from operations.

Adjusted EBITDA in the third quarter was $(1.0) million, compared with $(35.9) million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of (0.2)%. Average realized price of steel net of freight and non-steel revenue was $1,079 per ton, compared to $1,116 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,027, compared to $1,157 in the prior-year quarter. Shipments for the third quarter increased by 12.6% to 516,068 tons, compared to 458,341 tons in the prior-year quarter due primarily to the reasons mentioned above. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Coke-making Plant Utilities Structure Update

As previously disclosed, on January 20, 2024, there was a collapse of a structure supporting utilities piping at the Company’s coke-making plant. No injuries occurred during the event. Additionally, for safety reasons, blast furnace operations were suspended at the time of the incident. The blast furnace experienced operational challenges upon initial restart due to unforeseen impacts related to the piping collapse.

Limited production of coke resumed at three coke-production units on January 23, which, when combined with inventories on hand and the availability of third-party coke supplies, is currently expected to fulfill the Company’s requirements for normal steelmaking production while the repair plan is developed. All necessary repairs to the blast furnace have been completed, and the furnace is now undergoing a gradual restart process. Additional energy will be added to the furnace as conditions permit. Based on current information, usable hot metal is expected to be produced within the next seven days, with a return to full production anticipated within the next two weeks. Algoma has standard insurance coverage that is intended to address circumstances such as these, including business interruption insurance. The Company is in the process of submitting claims under its insurance policies for covered losses.

Mr. Garcia commented, “Thanks to the fast response and hard work of our entire team, we were able to quickly resume limited coke-making capacity, and as of today we have restarted the blast furnace and continue ramping to normal production levels. The outage at the blast furnace and limited coke production are, however, collectively expected to negatively impact shipments, costs and profitability in the fiscal fourth quarter.”

Electric Arc Furnace

The Company has made substantial progress on the construction of two new state-of-the-art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations. The anticipated project timing and budget remain consistent with the outlook provided in the fiscal fourth quarter 2023 earnings release. As of December 31, 2023, the cumulative investment was approximately $509.9 million of the total projected cost of $825 million to $875 million. Project commitments to date total approximately $750 million with approximately 7% tied to time and material contracts, while the balance is fixed price in nature. We believe that we remain on track for commissioning late in calendar 2024. Following the transformation to EAF steelmaking, Algoma’s facility is expected to reach an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, and to generate an approximate 70% reduction in the Company’s annual carbon emissions.

Quarterly Dividend

The Board has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on March 29, 2024, to holders of record of common shares of the Company as of the close of business on February 29, 2024. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Conference Call and Webcast Details

A webcast and conference call will be held on Wednesday, February 7, 2024 at 11:00 a.m. EDT to review the Company’s fiscal third quarter results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Third Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13743566.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2023, and Management’s Discussion & Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding trends in the pricing of steel, price realizations and other key inputs in the steelmaking process, the restart of coke making operations, the anticipated timing to restart the blast furnace, produce usable hot metal and return to full production, Algoma’s expectation to continue to pay a quarterly dividend, Algoma’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities and the status and timing thereof, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, statements regarding the Company’s intended use of cash on hand, cash from operations and proceeds from the Company’s credit facilities, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non-IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, earnout and share-based compensation liabilities, transaction costs, listing expense, past service costs – pension, past service costs – post-employment benefits and share-based compensation related to Omnibus Long Term Incentive Plan. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	December 31, 2023	March 31, 2023
expressed in millions of Canadian dollars
Assets
Current
Cash	$94.7	$247.4
Restricted cash	3.9	3.9
Taxes receivable	23.3	—
Accounts receivable, net	278.7	291.2
Inventories	886.6	722.7
Prepaid expenses and deposits	49.7	94.4
Other assets	6.5	6.7

Total current assets	$1,343.4	$1,366.3

Non-current
Property, plant and equipment, net	$1,300.0	$1,081.3
Intangible assets, net	0.8	0.9
Other assets	7.4	7.1

Total non-current assets	$1,308.2	$1,089.3

Total assets	$2,651.6	$2,455.6

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$5.4	$1.9
Accounts payable and accrued liabilities	306.0	204.6
Taxes payable and accrued taxes	24.1	14.4
Current portion of other long-term liabilities	1.6	0.4
Current portion of governmental loans	14.4	10.0
Current portion of environmental liabilities	3.8	4.5
Warrant liability	58.8	57.3
Earnout liability	18.5	16.8
Share-based payment compensation liability	34.0	33.5

Total current liabilities	$466.6	$343.4

Non-current
Long-term governmental loans	$125.8	$110.4
Accrued pension liability	232.8	184.0
Accrued other post-employment benefit obligation	237.7	222.9
Other long-term liabilities	16.7	3.7
Environmental liabilities	30.5	32.3
Deferred income tax liabilities	100.8	96.7

Total non-current liabilities	$744.3	$650.0

Total liabilities	$1,210.9	$993.4

Shareholders’ equity
Capital stock	$963.2	$958.4
Accumulated other comprehensive income	227.2	313.6
Retained earnings	267.7	211.6
Contributed deficit	(17.4)	(21.4)

Total shareholders’ equity	$1,440.7	$1,462.2

Total liabilities and shareholders’ equity	$2,651.6	$2,455.6

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net (Loss) Income

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$615.4	$567.8	$2,175.2	$2,101.1
Operating expenses
Cost of sales	$623.8	$611.8	$1,928.1	$1,758.0
Administrative and selling expenses	28.5	21.7	82.9	74.3

(Loss) income from operations	($36.9)	($65.7)	$164.2	$268.8

Other (income) and expenses
Finance income	($2.4)	($3.9)	($8.8)	($10.4)
Finance costs	5.4	4.0	15.9	13.0
Interest on pension and other post-employment benefit obligations	4.8	5.0	14.4	12.4
Foreign exchange loss (gain)	14.7	10.6	14.1	(41.2)
Change in fair value of warrant liability	20.4	6.4	3.2	(67.1)
Change in fair value of earnout liability	6.2	(0.2)	3.5	(9.4)
Change in fair value of share-based compensation liability	11.3	(0.2)	6.0	(19.6)

	$60.4	$21.7	$48.3	($122.3)

(Loss) income before income taxes	($97.3)	($87.4)	$115.9	$391.1
Income tax (recovery) expense	(12.5)	(17.6)	38.7	72.2

Net (loss) income	($84.8)	($69.8)	$77.2	$318.9

Net (loss) income per common share
Basic	($0.78)	($0.64)	$0.71	$2.50
Diluted	($0.78)	($0.64)	$0.60	$1.66

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Nine months ended
	December 31,		December 31,
	2023	2022	2023	2022
expressed in millions of Canadian dollars
Operating activities
Net (loss) income	($84.8)	($69.8)	$77.2	$318.9
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	31.6	24.7	80.2	69.7
Deferred income tax expense (recovery)	17.3	4.9	6.4	(11.2)
Pension funding (in excess of) below expense	(0.5)	(0.5)	0.4	48.3
Post-employment benefit funding in excess of expense	(2.0)	(2.3)	(5.4)	(2.6)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	5.0	2.9	4.8	(13.9)
post-employment benefit obligations	5.1	2.6	5.1	(17.9)
Finance costs	5.4	4.0	15.9	13.0
Interest on pension and other post-employment benefit obligations	4.8	5.0	14.4	12.4
Interest on finance lease	0.1	—	0.1	—
Accretion of governmental loans and environmental liabilities	4.0	3.4	11.4	9.7
Unrealized foreign exchange loss (gain) on government loan facilities	3.2	1.3	2.7	(8.0)
Increase (decrease) in fair value of warrant liability	20.4	6.4	3.2	(67.1)
Increase (decrease) in fair value of earnout liability	6.2	(0.2)	3.5	(9.4)
Increase (decrease) in fair value of share-based compensation liability	11.3	(0.2)	6.0	(19.6)
Other	2.0	0.4	5.6	(3.2)

	$29.1	($17.4)	$231.5	$319.1
Net change in non-cash operating working capital	(72.5)	(109.9)	(51.0)	(231.0)
Share-based payment compensation and earnout units settled	(2.5)	—	(2.5)	(4.6)
Environmental liabilities paid	(1.5)	(1.3)	(4.3)	(1.7)

Cash (used in) generated by operating activities	($47.4)	($128.6)	$173.7	$81.8

Investing activities
Acquisition of property, plant and equipment	($96.5)	($95.2)	($369.7)	($267.7)

Cash used in investing activities	($96.5)	($95.2)	($369.7)	($267.7)

Financing activities
Bank indebtedness advanced, net	$5.1	12.0	$3.4	$12.3
Transaction costs on bank indebtedness	—	—	(1.7)	—
Governmental loans received	17.0	15.0	59.3	30.2
Repayment of governmental loans	(2.5)	(2.5)	(7.5)	(7.5)
Interest paid	—	—	(0.2)	(0.1)
Dividends paid	(6.9)	(7.0)	(20.8)	(23.6)
Common shares repurchased and cancelled	—	(6.5)	—	(553.1)
Other	11.9	(2.4)	11.6	(2.7)

Cash generated by (used in) financing activities	$24.6	$8.6	$44.1	($544.5)

Effect of exchange rate changes on cash	$0.4	($5.0)	($0.8)	$59.8
Cash
Decrease in cash	(118.9)	(220.2)	(152.7)	(670.6)
Opening balance	213.6	464.9	247.4	915.3

Ending balance	$94.7	$244.7	$94.7	$244.7

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net (Loss) Income to Adjusted EBITDA

	Three months ended		Nine months ended
	December 31,		December 31,
millions of dollars	2023	2022	2023	2022
Net (loss) income	($84.8)	($69.8)	$77.2	$318.9
Depreciation of property, plant and equipment and amortization of intangible assets	31.6	24.7	80.2	69.7
Finance costs	5.4	4.0	15.9	13.0
Interest on pension and other post-employment benefit obligations	4.8	5.0	14.4	12.4
Income taxes	(12.5)	(17.6)	38.7	72.2
Foreign exchange loss (gain)	14.7	10.6	14.1	(41.2)
Finance income	(2.4)	(3.9)	(8.8)	(10.4)
Inventory write-downs (depreciation on property, plant and equipment in inventory)	(1.3)	3.2	3.4	5.0
Carbon tax	3.5	1.2	18.2	4.3
Increase (decrease) in fair value of warrant liability	20.4	6.4	3.2	(67.1)
Increase (decrease) in fair value of earnout liability	6.2	(0.2)	3.5	(9.4)
Increase (decrease) in fair value of share-based payment compensation liability	11.3	(0.2)	6.0	(19.6)
Share-based compensation	2.1	0.7	5.1	3.4
Past service costs - pension benefits	—	—	—	49.5
Past service costs - post-employment benefits	—	—	—	3.8

Adjusted EBITDA (i)	($1.0)	($35.9)	$271.1	$404.5

Net (loss) income Margin	(13.8%)	(12.3%)	3.5%	15.2%

Net (loss) income / ton	($164.3)	($152.3)	$47.2	$222.8

Adjusted EBITDA Margin (ii)	(0.2%)	(6.3%)	12.5%	19.3%

Adjusted EBITDA / ton	($1.9)	($78.3)	$165.9	$282.7

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901